                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   NTL Incorporated
   (NTLI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   March/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   3/12/99  |    S   |   |       300     | D   | $80.625  |              |         |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   3/31/99  |    S   |   |     2,000     | D   | $82.1237 |      01      |    01   |    01    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
               |        |        |    | |       |       |        |        |             |         |        |         |      |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by European Cable Capital Partners, L.P. ("European Partners"), European Cable Capital Partners Holding, Inc. ("European Holding"), GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS
Advisors"), Stone Street Fund 1996, L.P. ("Stone 1996"), Bridge Street Fund 1996, L.P. ("Bridge 1996"), Stone Street Empire Corp. ("Empire Corp."), Goldman Sachs Performance Partners, L.P. ("Performance Partners"), Commodities Corporation LLC ("Commodities Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with European Partners, European Holding, GSCP, GS Advisors, Stone 1996, Bridge 1996, Empire Corp., Performance Partners, Commodities Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of European Partners, European Holding, GSCP, GS Advisors, Stone 1996, Bridge 1996, Empire Corp., Goldman Sachs and GS Group is 85 Broad Street, New York, New York 10004. The principal business address of each of Performance Partners and Commodities Corp. is 701 Mount Lucas Road, Princeton, New Jersey 08540.

Explanation of Responses:

01: The 300 shares of common stock of NTL Incorporated ("Common Stock") reported herein as disposed of on March 12, 1999 were disposed of and may be deemed to have been beneficially owned directly by Performance Partners. The shares disposed of represented all the shares held directly by Performance Partners. The Reporting Persons, other than Performance Partners, disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein, if any. The 2,000 shares of Common Stock reported herein as disposed of on March 31, 1999 were disposed of and may be deemed to have been beneficially owned directly by Goldman Sachs. This disposition was effected to correct an error. The acquisition made in connection with this error was transacted on April 1, 1999 and will be reported on an April 1999 Form 4. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Persons other than Goldman Sachs disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein, if any.

Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 8,942,097 shares of Common Stock through European Partners, GSCP, Stone 1996 and Bridge 1996 (collectively, the "Limited Partnerships"). Affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner of the Limited Partnerships. European Holding is a wholly-owned subsidiary of GSCP. Goldman Sachs is the investment manager of GSCP. GS Group is a general partner of and owns a 99% interest in Goldman Sachs. Commodities Corp. is the general partner and trading manager of Performance Partners. Commodities Corp. is a subsidiary of GS Group and an advisory affiliate of a separate operating division of Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

European Partners may be deemed to own beneficially and directly and its general partner European Holding, may be deemed to own beneficially and indirectly
8,413,198  shares  of  Common  Stock.   European  Holding  disclaims  beneficial
ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP may be deemed to own beneficially and directly 266,406 shares of Common Stock, and may be deemed to own beneficially and indirectly 8,413,198 shares of Common Stock through European Partners. GS Advisors, the general partner of GSCP, may be deemed to own beneficially and indirectly 8,679,604 shares of Common Stock. GS Advisors and GSCP disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

Stone 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 156,416 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 106,077 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Signatures:

EUROPEAN CABLE CAPITAL PARTNERS, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


EUROPEAN CABLE CAPITAL PARTNERS HOLDING, INC.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


STONE STREET FUND 1996, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


STONE STREET EMPIRE CORP.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN SACHS PERFORMANCE PARTNERS, L.P.


By:  s/ Roger S. Begelman
     -------------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact


COMMODITIES CORPORATION LLC


By:  s/ Roger S. Begelman
     -----------------------
     Name:   Roger S. Begelman
     Title:  Attorney-in-fact


THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ---------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


Date:     April 12, 1999




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.